UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71105

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Hovey Capital Partners LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__1900 Glade Road, Suite 500-65 4th Floor__
                                              (No. and Street)

__Boca Raton__	__FL__	__33431__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Ray Brulotte__	__561-879-4601__	__ray.brulotte@hoveypartn__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Phillip V. George, PLLC__
                                              (Name – if individual, state last, first, and middle name)

__5179 CR 1026__	__Celeste__	__TX__	__75423__
(Address)	(City)	(State)	(Zip Code)

__02/24/2009__	__3366__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ray Brulotte_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hovey Capital Partners LLC_____, as of 12/31_____, 2025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signed by:
Signature:
Ray Brulotte
72C9EF3A6DF94BC...

Title:
Chief Executive Officer and Managing Par

_____
Notary Public

This filing** contains (check all applicable boxes):

■ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
■ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

HOVEY CAPITAL PARTNERS LLC

FINANCIAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS





PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Hovey Capital Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hovey Capital Partners LLC as of December 31, 2025, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hovey Capital Partners LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hovey Capital Partners LLC's management. Our responsibility is to express an opinion on Hovey Capital Partners LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hovey Capital Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Hovey Capital Partners LLC's financial statements. The supplemental information is the responsibility of Hovey Capital Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Hovey Capital Partners LLC's auditor since 2023.

Celeste, Texas
March 26, 2026

1

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

HOVEY CAPITAL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Assets

Cash	$	35,374
Receivable from member		49,747
Prepaid expenses		2,068
Total Assets	$	87,189

Liabilities and Members' Equity

Liabilities		
Accounts payable	$	2,200
Payable to related party		6,679
Accrued expenses		17,096
Total Liabilities		25,975
Members' Equity		61,214
Total Liabilities and Members' Equity	$	87,189

The accompanying notes are an integral part of these financial statements.

HOVEY CAPITAL PARTNERS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues:	
Private placement retainer fees	$ 186,000
Consulting fees	20,000
Interest income	2
Total Revenues	206,002
Expenses:	
Compensation and related costs	82,767
Technology and communications	27,953
Occupancy and equipment	19,535
Dues and subscriptions	11,476
Professional fees	47,451
Regulatory fees and expense	10,834
Travel expenses	24,198
Other expenses	9,156
Total Expenses	233,370
Net Loss	$ (27,368)

The accompanying notes are an integral part of these financial statements.

HOVEY CAPITAL PARTNERS LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

Balance at December 31, 2024	$ 38,592
Contribution from members	49,990
Net loss	(27,368)
Balance at December 31, 2025	$ 61,214

The accompanying notes are an integral part of these financial statements.

HOVEY CAPITAL PARTNERS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities:	
Net loss	($27,368)
Adjustments required to reconcile net loss	
to cash used in operating activities:	
(Increase) decrease in operating assets:	
Prepaid expenses	8,130
Receivable from member	(41,769)
Increase (decrease) in operating liabilities:	
Accounts payable	1,384
Accrued expenses	10,462
Payable to related party	6,679
Net cash used in operating activities:	(42,482)
Cash flows from financing activities:	
Contributions from members	49,990
Net cash provided by financing activities	49,990
Net increase in cash	7,508
Cash - beginning of year	27,866
Cash - end of year	$ 35,374

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for :

Income taxes - state	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

HOVEY CAPITAL PARTNERS LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 1 - Nature of business:

Hovey Capital Partners LLC (the "Company"), was organized in March 2021 as a Delaware limited liability company. The Company's majority member is Hovey Capital Partners, Inc. ("Majority Member"), a New York corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC").

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and private placements of securities.

The Company's operations consist primarily of acting as a placement agent for private placement offerings of high-quality investment firms specializing in private equity and other alternative asset investment strategies. The Company raises capital for these offerings exclusively from sophisticated institutional and commercial investors.

Note 2 – Summary of significant accounting policies:

Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment reporting:

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of acting as a placement agent for private placement offerings. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

Note 2 – Summary of significant accounting policies (continued):

Revenue recognition:

Revenue from contracts with customers includes success fees and retainers related to best efforts private placement offerings. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue for success fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. Success fees are considered variable consideration as the uncertainty is dependent on the timing and amount of the closing, both of which are highly susceptible to factors outside the Company's influence. Revenues are recognized once it is probable that a significant reversal will not occur. Retainers are recognized by the Company over time as the performance obligations are simultaneously provided by the Company and consumed by the customer. At December 31, 2025, there were no contract liabilities.

Revenue for consulting fees is recognized by the Company over time as the performance obligations are simultaneously provided by the Company and consumed by the customer.

Income taxes:

The Company is treated as a partnership for federal income tax purposes. Accordingly, the Company is not subject to federal income taxes. Instead, taxable income or loss is allocated to the members and reported on their respective tax returns. Therefore, no provision for federal income taxes has been recorded in the accompanying financial statements.

Note 3 – Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $9,399, which was $4,399 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 2.76 to 1.

The Company had a net capital deficiency from February 26, 2025 to March 2, 2025 and from May 23, 2025 to June 20, 2025. There were no securities transactions during these periods. The Company filed notice of these net capital deficiencies under SEC Rule 17a-11(b).

Note 4 – Concentration of Revenue

For the year ended December 31, 2025, the Company's revenue was derived from a limited number of customers. Revenue was earned from three customers, with approximately 10% earned from a related party. The loss of one or more of these customers could have a material adverse effect on the Company's results of operations and cash flows.

Note 5 - Related party transactions/Economic dependency:

The Company is under the control of its Majority Member and is economically dependent on the Majority Member and other related parties. The existence of that control and dependency could create operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and the Majority Member and other related parties were not consummated on terms equivalent to arm's length transactions.

The Company and a related party company have entered into an office and administrative services agreement ("Agreement") effective September 20, 2024, for a one-year term, automatically renewable, unless canceled by either party. The Agreement has renewed through 2026. Under the Agreement, the related party provides management and back office services as required by the Company, including, but not limited to administrative services, office supplies, payroll administration, marketing, sales, legal and accounting services. The Agreement requires the Company to pay an incremental allocation fee based on the respective use of services. Amounts incurred under the Agreement totaled $38,268 for the year ended December 31, 2025, of which $6,679 is payable at December 31, 2025. For the $38,268, $13,500 is included in dues and subscriptions and $24,768 in included in technology and communications in the accompanying statement of operations.

The Company has a receivable due from its Majority Member of $49,747 for reimbursement of expenses at December 31, 2025.

During 2025, the Company's sole member sold a 9.9% ownership interest to an unrelated third party. The transaction occurred between the members and did not affect the Company's equity or operations.

Note 6 – Office lease:

The Company leases office space on a month-to-month basis for approximately $885 per month. Rental expense for this and the previous office lease totaled $16,841 and is included in occupancy and equipment costs in the accompany statement of operations. The Company has elected to apply the short-term lease exception under FASB Topic 842, *Leases* to all leases with a term of one year or less.

Note 7 – Contingencies:

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 8 – Subsequent events:

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2025, through March 26, 2026, the date which the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2025.

HOVEY CAPITAL PARTNERS LLC
SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17A-5
DECEMBER 31, 2025

Computation of Net Capital

Members' equity qualified for net capital	$	61,214
Non-allowable assets:		
Receivable from member		49,747
Prepaid expenses		2,068
Total non-allowable assets		51,815
Net capital	$	9,399
Aggregate indebtedness:		
Accounts payable		2,200
Payable to related party		6,679
Accrued expenses		17,096
Total aggregate indebtedness	$	25,975
Minimum net capital requirement - the greater of $5,000		
or 6 2/3% of aggregate indebtedness	$	5,000
Excess net capital	$	4,399
Ratio of aggregate indebtedness to net capital		2.76 to 1

Reconciliation of Computation of Net Capital

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2025.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the period.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and private placements of securities. As a Non-Covered Firm, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Hovey Capital Partners LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Hovey Capital Partners LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and private placements of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hovey Capital Partners LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hovey Capital Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 26, 2026

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

HOVEY CAPITAL PARTNERS LLC

1900 Glade Road, Suite 500-65 4ᵗʰ Floor / Boca Raton, FL 33431
561-879-4601

Exemption Report

Hovey Capital Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and private placements of securities, and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hovey Capital Partners LLC

I, Ray Brulotte, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed by:

Ray Brulotte

72C9EF3A6DF94BC...

Ray Brulotte, Chief Executive Officer and President
March 9, 2026